                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NUMBER 1)

                           EL CHICO RESTAURANTS, INC.
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                                (NAME OF ISSUER)


                    COMMON STOCK, $0.10 PAR VALUE PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                  282879-10-5
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                             JAMES F. GALLIVAN, JR.
                              GHS MANAGEMENT, INC.
                         8235 DOUGLAS AVENUE, SUITE 420
                              DALLAS, TEXAS 75225
                                 (214)696-2700
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JULY 1, 1997
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                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)



IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT [ ].



                               PAGE 1 OF 7 PAGES


CUSIP NO.  282879-10-5                 13D                  PAGE 2 OF 7 PAGES


(1)      Name of Reporting Person                           GHS Management, Inc.
         S.S. or I.R.S. Identification                      75-2345463
         No. of Above Person

(2)      Check the Appropriate Box if a                     (a)
         Member of a Group (see instructions)               (b)      X

(3)      SEC Use Only

(4)      Source of Funds (see instructions)                 WC

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization               Texas

         Number of Shares     (7)  Sole Voting Power        70,200(1)
         Beneficially owned
         by Each Reporting    (8)  Shared Voting Power      -0-
         Person with
                              (9)  Sole Dispositive Power   70,200(1)

(10)     Shared Dispositive Power                           -0-

(11)     Aggregate Amount Beneficially                      70,200
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                    1.9%
         Amount in Row (11)

(14)     Type of Reporting Person (See                      CO
         Instructions)

--------------------------------
(1) GHS Management, Inc. has sole voting and dispositive power with respect to the shares of Common Stock held by GHS Partners LDC.



CUSIP NO.  282879-10-5                 13D                    PAGE 3 OF 7 PAGES


(1)      Name of Reporting Person                             G. Houston Hall
         S.S. or I.R.S. Identification                        ###-##-####
         No. of Above Person

(2)      Check the Appropriate Box                            (a)
         if a Member of a Group (See                          (b)  X
         instructions)

(3)      SEC Use Only

(4)      Source of Funds (See                                 WC
         instructions)

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of                              USA
         Organization

         Number of Shares       (7)  Sole Voting Power        94,900(1)
         Beneficially Owned
         by Each Reporting      (8)  Shared Voting Power      0
         Person with
                                (9)  Sole Dispositive Power   94,900(1)

(10)     Shared Dispositive Power                             0

(11)     Aggregate Amount Beneficially                        94,900(2)
         owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                      2.6%
         Amount in Row (11)

(14)     Type of Reporting Person (See                        IN
         instructions)

---------------------------------
(1) Mr. Hall has voting and dispositive power with respect to the aggregate 94,900 shares of Common Stock held by Falcon Fund, Ltd.

(2) Includes the aggregate of 94,900 shares of Common Stock held by Falcon Fund, Ltd.


CUSIP NO.  282879-10-5                 13D                    PAGE 4 OF 7 PAGES


(1)      Name of Reporting Person                             James C. Smith
         S.S. or I.R.S. Identification                        ###-##-####
         No. of Above Person

(2)      Check the Appropriate Box if                         (a)
         a Member of a Group (See                             (b)  X
         instructions)

(3)      SEC Use Only

(4)      Source of Funds (See                                 PF, WC
         instructions)

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of                              USA
         Organization

         Number of Shares      (7)  Sole Voting Power         107,200(1)
         Beneficially Owned
         by Each Reporting     (8)  Shared Voting Power       0
         Person with
                               (9)  Sole Dispositive Power    107,200(1)

(10)     Shared Dispositive Power                             0

(11)     Aggregate Amount Beneficially                        107,200(2)
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                      2.9%
         Amount in Row (11)

(14)     Type of Reporting Person (See                        IN
         instructions)

-----------------------------------
(1) Mr. Smith has voting and dispositive power with respect to the aggregate of 107,200 shares of Common Stock held by him and GHS Partners LDC (which is managed by GHS Management, Inc.).

(2) Includes the aggregate of 70,200 shares of Common Stock held by GHS Partners LDC which is managed by GHS Management, Inc.

CUSIP NO.  282879-10-5                 13D                  PAGE 5 OF 7 PAGES


         The statement on Schedule 13D relating to the Common Stock of El Chico Restaurants, Inc. filed June 11, 1997, by GHS Management, Inc., G. Houston Hall and James C. Smith, is hereby amended and supplemented as follows:

Item 2.           Identity and Background.

                  (a), (b) and (c). This Statement is filed by GHS Management, Inc., a Texas corporation ("GHS"), G. Houston Hall and James C. Smith. The present principal occupation or employment of Mr. Smith is the management of his personal investments and those managed by GHS. The present principal occupation or employment of Mr. Hall is the management of his personal investments and of Falcon Fund, Ltd. Mr. Hall also serves as the sole general partner of Falcon Fund, Ltd., a Texas limited partnership ("Falcon"). The principal business of GHS is investment and trading of capital stocks, warrants, bonds, notes, debentures and other securities for funds it manages for others. Effective July 1, 1997, Mr. Smith ceased to have any beneficial ownership, for purposes of Schedule 13D, in the securities of the Company held by Falcon; and Mr. Hall ceased to have any beneficial ownership, for the purposes of Schedule 13D, in the securities of the Company held by GHS or GHS Partners (as defined below). Accordingly, effective July 1, 1997, none of GHS, Mr. Hall or Mr. Smith beneficially owns 5% or more of the outstanding Common Stock of the Company.

         As of July 1, 1997, GHS has sole investment authority with respect to shares of Common Stock held by GHS Partners LDC ("GHS Partners"); James C. Smith has investment authority over the funds managed by GHS; Mr. Hall, as sole general partner of Falcon, has sole investment authority over it; Mr. Hall has sole investment authority for shares held in his name; and Mr. Smith has sole investment authority for shares held in his name.

         The principal place of business for Messrs. Hall and Smith and GHS Management, Inc. is 8235 Douglas Avenue, Suite 420, Dallas, Texas 75225.

                  (d) None of GHS, Mr. Hall or Mr. Smith, during the last five years, has been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

                  (e) None of GHS, Mr. Hall or Mr. Smith, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Hall and Smith are citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

         The aggregate of 94,900 shares of Common Stock beneficially owned by Mr. Hall and Falcon were purchased in transactions effected in the over-the-counter markets for an aggregate

CUSIP NO.  282879-10-5                 13D                   PAGE 6 OF 7 PAGES


purchase price of $760,243.75 (including brokerage commissions); and the aggregate of 107,200 shares of Common Stock beneficially owned by GHS and Mr. Smith were purchased in transactions effected in the over-the-counter markets for an aggregate purchase price of $871,723.25 (including brokerage commissions), all of which was derived from working capital (in the case of GHS and Falcon) and personal funds (in the case of Messrs. Hall and Smith).


Item 5.           Interest in Securities of the Issuer.

                  (a) As of July 1, 1997, (i) GHS beneficially owned 70,200 shares of Common Stock of the Company, representing approximately 1.9% of the outstanding Common Stock of the Company; (ii) Mr. Hall beneficially owned 94,900 shares of Common Stock (including the 94,900 owned by Falcon), representing approximately 2.6% of the outstanding Common Stock of the Company; and (iii) Mr. Smith beneficially owned 107,200 shares of Common Stock (including the 70,200 shares owned by GHS), representing approximately 2.9% of the outstanding Common Stock of the Company.

         According to the Issuer's Report on Form 10-Q for the period ended March 31, 1997, a total of 3,706,335 shares of Common Stock were issued and outstanding on April 30, 1997.

                  (b) Mr. Smith has the sole power to vote and dispose of the Common Stock beneficially owned by him and GHS; Mr. Hall has the sole power to vote and dispose of the Common Stock beneficially owned by him and Falcon.

                  (c) During the 60 days prior to and including the date of the event which requires the filing of this Statement, GHS and Messrs. Hall and Smith effected no transactions in the Common Stock of the Company.

                              (d) Not applicable.

                              (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None of GHS, Mr. Hall or Mr. Smith have any contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer.

CUSIP NO.  282879-10-5                 13D                    PAGE 7 OF 7 PAGES



                                   Signatures
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         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  July 1, 1997

                                        GHS Management, Inc.


                                        By:   /s/ James F. Gallivan, Jr.
                                              ---------------------------------
                                        Its:  President


                                        /s/  G. Houston Hall
                                        ---------------------------------------
                                        G. Houston Hall


                                        /s/  James C. Smith
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                                        James C. Smith